20004563

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69624

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OpenDoor Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Town Square Place Suite 1500
(No. and Street)

Jersey City	NJ	07310
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Ryan 201-299-9700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP
(Name – *if individual, state last, first, middle name*)

118 Avenue of the Americas 38th Floor	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 25 2020
Washington DC
416

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Susan M. Estes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OpenDoor Securities, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KENNETH M. WACHTELL
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES 8/15/2022

Signature

President & CEO
Title

Notary Public 2/19/20

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OPENDOOR SECURITIES, LLC
(LIMITED LIABILITY CORPORATION)
December 31, 2019

Report of Independent Registered Public Accounting Firm:

UHY LLP Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of OpenDoor Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of OpenDoor Securities, LLC as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of OpenDoor Securities, LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note H to the financial statements, the Company incurred significant net operating loss and had a limited cash and cash equivalents balance at year-end that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note H. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

This financial statement is the responsibility of OpenDoor Securities, LLC's management. Our responsibility is to express an opinion on OpenDoor Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to OpenDoor Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

UHY LLP

We have served as OpenDoor Securities, LLC's auditor since 2018.

New York, NY
February 21, 2020

OPENDOOR SECURITIES, LLC
(LIMITED LIABILITY CORPORATION)
December 31, 2019

Financial Statements:

Statement of Financial Condition
December 31, 2019

Assets		
Cash & Cash Equivalents	$	1,286,226
Intangible Assets, net		24,521
Prepaid Expenses & Other		75,444
Due from Parent		2,780,988
Total assets	$	4,167,179
Liabilities and member's equity		
Liabilities:		
Accrued Liabilities	$	96,654
Accounts Payable		162,444
Due from related party		4,118
Liabilities		263,216
Member's equity		3,903,963
Total liabilities and member's equity	$	4,167,179

See accompanying Notes to the Financial Statements

Notes to Financial Statements

NOTE A: ORGANIZATION AND NATURE OF THE BUSINESS

OpenDoor Securities, LLC ("OpenDoor" or "the Company") is a limited liability company incorporated in the State of Delaware. It is a wholly owned subsidiary of OpenDoor Trading, LLC ("Parent"), a limited liability company incorporated in the State of Delaware. The Company is subject to the rules and regulations of the Securities Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA") and is a member of the Securities Investor Protection Corporation. The Company does not maintain securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, claims exemption from SEC Rule 15c-3(k)(2)(ii).

OpenDoor operates an all to all, session-based, fixed income trading platform focusing exclusively on Off-the-Run U.S. Treasury Securities and Treasury Inflation-Protected Securities (TIPS). OpenDoor's customers include many of the world's largest asset managers, pension funds, insurance companies, hedge funds, sovereign wealth funds, primary dealers and trading firms.

The Company was incorporated in January 2015 and became a FINRA registered broker-dealer on December 6, 2016. These financial statements are as of and for the year ended December 31, 2019.

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Use of Estimates

The preparation of the financial statements, in conformity with accounting principles generally accepted in the U.S ("GAAP"), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Revenue Recognition

The Company earns revenue by charging a transaction fee on all trades matched on its trading platform. For the period January 1, 2019 through November 17, 2019 these orders were routed to our services partner Hartfield, Titus & Donnelly, LLC ("HTD"), a FINRA member firm, for execution and clearance. On November 18, 2019, we changed service providers to State Street Global Markets, LLC ("State Street"), a FINRA member firm. The Company recognizes revenues and related clearing expenses on a trade date basis. The performance obligation is satisfied on the trade date because that is when the underlying financial instrument or the customer is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Interest income is recorded on an accrual basis.

3. Cash & Cash Equivalents

Cash and cash equivalents consist of cash on deposit and money market accounts. The Company maintains its cash and cash equivalents in a high credit quality bank. Balances at times may exceed federally insured limits. The uninsured excess is $1,036,226 at December 31, 2019.

4. Intangible Assets

Intangible assets are considered long-lived assets and are comprised of software development, patent and broker dealer registration costs. Software development expenditures for on-going technology system maintenance are expensed as incurred, while betterments that materially extend the life of the asset are capitalized. The Company began amortizing software when it was determined to be commercially feasible. Assets are carried at cost, less accumulated amortization. The Company amortizes assets using a straight-line method over the estimated useful lives of the various classes of assets. Software development costs are amortized over a three-year life and patent costs, once approved, will be amortized over a twenty-year life and broker dealer registration costs are amortized over a twelve-year life. Management performs an analysis of impairment of these assets to determine if they are recoverable. When changes occur, the assets are written-off to expense. On December 31, 2019, all software development and related patents were transferred to Parent through due from Parent.

5. Income Taxes

As a limited liability company, the Company is treated as a partnership for federal and state income tax purposes. No provision has been made for income taxes in the accompanying financial statements, since all items of income or loss are required to be reported on the income tax returns of the Parent member, who is responsible for any taxes thereon.

6. Incentive Unit Compensation

The Company's Parent awards restricted incentive units to Company employees, directors and other key individuals ("Participants") at fair value pursuant to the 2015 Restricted Unit Plan. This Plan is considered an Equity Plan. The Company accounts for the expense, associated with certain of these awards, allocated to the Company by the Parent, as compensation expense. Awards are measured based on the fair value of the unit at the date of grant and are expensed over the vesting period defined in the Restricted Incentive Unit Agreements.

As of December 31, 2019, the Parent had 15,018,385 unvested units outstanding.

7. Subsequent Events

The Company has evaluated subsequent events through February 21, 2020, the date the financial statements were available to be issued.

NOTE C: AMORTIZABLE INTANGIBLE ASSETS

Amortizable Intangible assets are comprised of the following as of December 31, 2019:

	Software Development	Patents	Other Intangible Assets	Totals
Net amortizable intangible assets at January 1, 2019	$ 4,089,669	$ 61,222	$ 27,271	$ 4,178,162
Additions	1,572,762	2,360		1,575,122
Amortization expense	(1,933,172)		(2,750)	(1,935,922)
Transfer of intangible assets to Parent	(3,729,259)	(63,582)		(3,792,841)
Net amortizable intangible assets at December 31, 2019	$ -	$ -	$ 24,521	$ 24,521

NOTE D: RELATED PARTY TRANSACTIONS

Hartfield, Titus & Donnelly, LLC ("HTD")

OpenDoor had entered into a Services Agreement with HTD, a FINRA registered broker-dealer. Under that agreement and in return for services described in this note, HTD has ownership in OpenDoor through Units issued by its Parent. The Company is not the counterparty to transactions executed on its platform and does not maintain any customer accounts. All transactions were executed by HTD and cleared via its fully disclosed clearing arrangement with Hilltop Securities, Inc, a GICC member firm.

The Services Agreement stipulates transaction fee payments, clearing costs and other allocated fixed expenses incurred by HTD and payable by the Company. The Company had payables of $4,118 due to HTD as of December 31, 2019 which are included in due to related party.

OpenDoor Trading, LLC ("Parent")

OpenDoor has an expense-sharing agreement with its Parent. OpenDoor is 100% owned by its Parent which maintains separate books and records. While most invoices that relate to the Parent are billed and paid by the Parent when feasible, the Company has incurred and paid expenses related to the Parent. Since the Company employs all personnel, employees identified as having dual responsibilities have compensation and related costs allocated to the Parent. In addition, the Parent's portion of legal, tax, Board fees and other miscellaneous costs are allocated to the Parent periodically. These reimbursements due are recorded as an intercompany receivable. As of December 31, 2019, the Company had a receivable from the Parent of $2,780,988.

The Company records Incentive Unit compensation for awards granted by the Parent as further described in Note B.

NOTE E: NET CAPITAL REQUIRMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum Net Capital and requires that the ratio of Aggregate Indebtedness to Net Capital, both as defined, shall not to exceed 15 times Net Capital. At December 31, 2019, the Company had Net Capital of $1,023,010 which was $1,005,462 in excess of the required Net Capital. The Company's percentage of aggregate indebtedness to net capital was 26.2% as of December 31, 2019.

NOTE F: RETIREMENT BENEFIT PLANS

OpenDoor has a 401(k) Profit Sharing Plan.

NOTE G: INCENTIVE UNIT COMPENSATION

The Parent sponsors the OpenDoor Trading, LLC 2015 Restricted Unit Plan ("Plan"). Under the Plan, Incentive Units ("Units") are reserved for issuance to full-time or part-time officers, employees, directors, managers, consultants and other key persons ("Participants") who will contribute to the Parent's and Company's long-term success The Plan is administered by the Board of the Parent ("Administrator") consistent with the Parents Operating Agreement. The terms and conditions of each grant of Units including vesting, shall be determined by the Administrator, and such terms and conditions may differ among individual awards and Participants.

The Company recognizes incentive unit compensation in accordance with Participants vesting schedules and commensurate with the fair value of the Units (see NOTE B 6).

As of December 31, 2019, the number of Units authorized for issuance under the Plan is 63,100,000. The number of Units outstanding is 48,509,115 and the number available for grant is 14,590,885.

December 31, 2019

OpenDoor Trading (Parent) Restricted Unit Plan	Number of Units	Weighted Avg. Grant Fair Value
Non-vested outstanding units 1/1/2019	2,928,305	$ 0.124
Granted	38,707,675	$ 0.015
Vested	(24,486,184)	$ 0.017
Forfeited	(2,131,411)	$ 0.054
Non-vested outstanding units 12/31/2019	15,018,385	$ 0.016

The outstanding Units are for a private company. The estimated fair value of the Units on the dates of grant during 2019 was based on the Black-Scholes options pricing model. The following assumptions were used:

Risk free interest rate	2.21%
Dividend Yield	0%
Volatility Factor	45%
Unit Price	0.015

NOTE H: GOING CONCERN

The financial statements have been prepared on a going concern basis which assumes the Company will have sufficient cash to pay its debts, as and when they become payable, for a period of at least 12 months from the date of this financial report.

The Parent, who has planned its continuing support for a minimum of 12 months from the date of issuing these financial statements, and the Company have prepared a cash flow forecast which indicates that the entity does not have sufficient cash to meet its minimum expenditure commitments and support its current level of corporate overhead and therefore needs to raise additional funds to continue as a going concern.

To address the future additional funding requirements the Board of Directors of the Parent have undertaken the following initiatives:

- entered into discussions to secure additional equity funding from current or new shareholders;
- undertaken a program to continue to monitor the ongoing working capital requirements and minimum expenditure commitments; and
- continued their focus on maintaining an appropriate level of corporate overhead in line with the Company's available cash resources.

Though no assurance can be given, the Parent's directors expect that they will be able to complete a capital raise in addition to continued revenue growth. This combination will provide the Company with sufficient funding to meet its minimum commitments and support its planned level of overhead expenditures. Therefore, it is appropriate to prepare the financial statements on the going concern basis.

As a result, substantial doubt continues to exist about the ability of the Company to continue as a going concern within one year from February 21, 2020, the date that these financial statements were available to be issued.